United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                           For the month of July 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                 Form 40-F |_|

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                          Yes |_|                 No. |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.


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                               INDEX TO EXHIBITS


Item 1. Letter dated July 16, 2002 addressed to the Vadodara Stock Exchange Limited.




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 16, 2002


                                                    ICICI Bank Limited


                                           By    :  /s/ Nilesh Trivedi
                                           Name  :  Nilesh Trivedi
                                           Title :  Assistant Company Secretary